Exhibit 99.1

Notice received by the Company from FIMI 2007 Ltd. and FIMI V 2012 Ltd.
concerning the purchase of 10.8% of Gilat’s shares by FIMI from Menorah
Mivtahim Holdings Ltd.

Petah Tikva, Israel, September 10, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it was notified by FIMI 2007 Ltd. and FIMI V 2012 Ltd., that investment funds managed and controlled by FIMI have purchased from entities controlled by Menorah Mivtahim Holdings Ltd. 4,424,858 of Gilat's shares, representing approximately 10.8% of the Company's issued share capital, at a price of US $3.57 per share. According to the notice, FIMI, who has become an interested party in Gilat, has agreed that in the event that it will purchase more than 5% of Gilat's shares from any entity in an average price which exceeds US $3.57 during the eight months following the purchase of the shares from Menorah, it will pay Menorah an amount equal to the difference between such average price and US $3.57, times the number of shares purchased from Menorah.

The above is a translation of the Hebrew notice received by the Company earlier today.

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks, LTD.
+1 516 478 9697
davidle@gilat.com